16021255

Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington DC
409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-65316

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK Global Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Road, Suite 700
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Burkhardt (214) 758-6347
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Burkhardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK Global Securities L.P., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard H Burkhardt
Signature

FINOP
Title

Meredith Hawn Jaworowski
Notary Public

MEREDITH HAWN JAWOROWSKI
Notary Public, State of Texas
Comm. Expires 10-30-2018
Notary ID 13001006-7

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Texas
County of Dallas

This instrument was acknowledged before me
on 26 day of February 2016 by Richard H. Burkhardt
Meredith Hawn Jaworowski
Notary Public's Signature
My Commission Expires 10/30/2018

pwc

Report of Independent Registered Public Accounting Firm

To the Management of HBK Global Securities L.P.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of HBK Global Securities L.P. (the "Partnership") at December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained within Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Partnership's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained within Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

HBK GLOBAL SECURITIES L.P.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
(EXPRESSED IN 000's OF U.S. DOLLARS)

Assets		
Cash and cash equivalents	$	102,719
Receivables for securities borrowed		555,413
Rebate fees receivable		814
Interest and dividends receivable		41
Other assets		81
Total assets	$	659,068
Liabilities		
Payables for securities loaned	$	552,115
Rebate fees payable		334
Payable to affiliates		467
Other liabilities		155
Deferred compensation payable		451
Total liabilities		553,522
Partners' Capital		105,546
Total liabilities and partners' capital	$	659,068

The accompanying notes are an integral part of these financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net revenues		
Rebate fee income	$	10,170
Rebate fee expense		(5,239)
Interest and dividends		8
Other		69
Total net revenues		5,008
Operating expenses		
Expense reimbursements		1,731
Employee compensation and benefits		1,317
Professional services		254
Clearing fees		161
Data services and systems		213
Other expenses		75
Total operating expenses		3,751
Net increase in partners' capital resulting from operations	$	1,257

The accompanying notes are an integral part of these financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015
(EXPRESSED IN 000's OF U.S. DOLLARS)

	HBK Securities GP Inc.	HBK Securities LP Inc.	Total
Partners' capital at beginning of year	$ 11	$ 104,278	$ 104,289
Capital contributions / (withdrawals)	-	-	-
Net increase in partners' capital resulting from operations	-	1,257	1,257
Total increase in partners' capital	-	1,257	1,257
Partners' capital at end of year	$ 11	$ 105,535	$ 105,546

The accompanying notes are an integral part of these financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015
(EXPRESSED IN 000's OF U.S. DOLLARS)

Cash Flows From Operating Activities		
Net increase in partners' capital resulting from operations	$	1,257
Adjustments to reconcile net increase in partners' capital resulting from operations to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivables for securities borrowed		772,262
Rebate fees receivable		(96)
Interest and dividends receivable		(25)
Other assets		(32)
Increase (decrease) in operating liabilities:		
Payables for securities loaned		(771,337)
Rebate fees payable		(19)
Payable to affiliates		119
Other liabilities		(23)
Deferred compensation payable		102
Net cash provided by operating activities		2,208
Cash Flows From Financing Activities		
Capital contributions / (withdrawals)		-
Net cash provided by / (used in) financing activities		-
Net increase in cash		2,208
Cash at beginning of the year		100,511
Cash at end of the year	$	102,719
Supplemental Disclosure of Cash Flow Information		
Cash paid for rebate fees during the year	$	5,258

The accompanying notes are an integral part of these financial statements.

1. Organization

HBK Global Securities L.P. ("Global"), a Delaware limited partnership formed on March 4, 2002, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA granted membership to Global to operate as a broker-dealer on October 9, 2002. Global is a subsidiary of HBK Securities GP Inc., its general partner (the "General Partner"), and HBK Securities LP Inc., its limited partner (together with the General Partner, the "Partners"), each of which is a wholly owned subsidiary of HBK Master Fund L.P. (the "Master Fund"). Global's only business is to borrow and lend securities for its own account. Its counterparties in these transactions include the Master Fund and unaffiliated institutions such as banks, insurance companies, pension plans, and broker-dealers.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although Global considers estimates to be reliable based on information available at the balance sheet date, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents is defined as cash on deposit at financial institutions and investments in money market funds. At December 31, 2015, Global did not hold any foreign currency balances.

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated into the U.S. dollar equivalent using the spot foreign currency exchange rate in effect at December 31, 2015. Revenues and expenses denominated in foreign currencies are translated at the daily spot rates in effect at the time of the transaction.

Income and Expense Recognition

Rebate fee income (expense) and interest income (expense) are accrued as earned.

Income Taxes

In accordance with federal income tax regulations, no income taxes are levied on a partnership, but rather on the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements. Global files an informational tax return in the U.S. federal jurisdiction and is therefore subject to examination under statute of limitations for the period ended December 31, 2012, and forward for which tax adjustments may be necessary and retroactive to all open tax years.

Global is subject to authoritative guidance with respect to accounting for uncertain tax positions. The General Partner has analyzed Global's tax positions for all open tax years and has concluded there are no uncertain tax

(EXPRESSED IN 000's OF U.S. DOLLARS)

positions that require financial statement recognition or disclosure as of December 31, 2015. Global would recognize interest and, if applicable, penalties for any uncertain tax positions. Interest and penalty expense would be recorded as a component of *Other expenses* on the Statement of Operations. No such interest or penalties related to uncertain tax positions were recorded or accrued for the year ended December 31, 2015.

3. Securities Financing Transactions

Global enters into securities borrowed and loaned transactions for its own account. Generally, using an approach commonly referred to as "matched-book," Global will borrow securities from one institution, such as a bank, insurance company, pension plan, or broker-dealer, and simultaneously, or soon thereafter, re-loan the same securities to another institution. Securities borrowed transactions require Global to deposit with the lender cash in an amount generally in excess of the market value of the securities being borrowed. With respect to securities loaned, Global receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. Global monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned as necessary. At December 31, 2015, the market value of the underlying securities borrowed and loaned was $534,690 and $531,553, respectively.

Securities borrowing and lending transactions are classified as *Receivables for securities borrowed* and *Payables for securities loaned* at the amount of cash collateral advanced or received. Although securities borrowing and lending activities are transacted under a master securities lending agreement, such receivables and payables with the same counterparty are not offset on the Statement of Financial Condition. Fees received or paid by Global are classified as *Rebate fee income* or *Rebate fee expense* on the Statement of Operations.

The below table presents the gross securities lending transactions included on the Statement of Financial Condition. This table also presents amounts not offset in the Statement of Financial Condition including the related amount of netting with the same counterparty allowed under master securities lending agreements and the fair value of the underlying financial instruments borrowed and loaned.

As of December 31, 2015

	Gross Amounts Included in the Statement of Financial Condition	Gross Amounts Offset in the Statement of Financial Condition	Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Counterparty netting	Financial Instruments	Net amount [(a)]
Securities borrowed	555,413	-	555,413	(251,002)	(295,400)	9,011
Securities loaned	552,115	-	552,115	(251,002)	(291,488)	9,625

(a) For some counterparties, the value of the underlying financial instruments borrowed and loaned will exceed the securities borrowed or loaned balance as adjusted for counterparty netting. Where this is the case, the value of the underlying financial instruments borrowed and loaned is limited to the Amounts Presented in the Statement of Financial Condition adjusted for Counterparty netting. As a result, the net amount presented above may not represent counterparty exposure.

(EXPRESSED IN 000's OF U.S. DOLLARS)

4. Deferred Compensation

Global has a deferred bonus plan for employees whereby a bonus may be awarded at Global's discretion. Awards under this plan are earned by the grantee as of the award date and are included within *Employee compensation and benefits* on the Statement of Operations in the year awarded. The awards generally have delayed settlement whereby they settle over four years from the grant date. Outstanding bonus awards increase or decrease at an index rate that is based upon the rate of return earned by certain funds managed by HBK Investments L.P. (together with its affiliated sub-advisors, the "Manager"). The Manager has the ability to designate applicable funds on a monthly basis. The return is included in *Employee compensation and benefits*. A grantee is no longer entitled to the unsettled award following termination of employment, except in the case of death, disability, or retirement, although a grantee may receive payment at Global's discretion.

The amounts below represent the estimated deferred compensation liabilities for each upcoming year.

2016	$ 169
2017	136
2018	97
2019	49
	$ 451

5. Regulatory Requirements

As a broker-dealer registered with the SEC, Global is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum net capital. Global has elected to use the alternative method, which requires that it maintain minimum net capital as defined in Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "1934 Act"), equal to the greater of $250 or 2% of aggregate debit balances (as defined in Rule 15c3-3 under the 1934 Act). At December 31, 2015, Global had net capital of $103,365, which is $103,115 in excess of its minimum net capital requirement of $250 on that date.

Global claims an exemption from Rule 15c3-3 of the 1934 Act in accordance with section (k)(2)(i) of such rule. Under this exemption, Global is not required to compute required reserve deposits in accordance with the reserve formula specified in Rule 15c3-3.

6. Off-Balance Sheet Risks and Concentrations of Credit Risk

Global's activities are with the Master Fund and other institutions such as banks, insurance companies, pension plans, broker-dealers, and clearing organizations. These counterparties may fail to satisfy their contractual obligations and, as such, have associated credit risk. This credit risk primarily exists in three situations. First, Global posts collateral with counterparties under securities borrowed transactions. If the value of the securities declines, the counterparty will be obligated to return the collateral. If the counterparty is unable to satisfy the obligation, Global may incur a loss, measured on a daily basis by the difference between the value of the securities borrowed and the higher value of the collateral held by the counterparty. Second, Global accepts collateral from counterparties under securities loaned transactions. If the value of the loaned securities increases, the counterparty is required to post additional collateral. If the counterparty is unable to satisfy this obligation, Global may incur a loss, measured on a daily basis by the difference between the value of the collateral held by Global and the higher value of the securities loaned. Finally, in some cases Global may transfer collateral to a counterparty before

(EXPRESSED IN 000's OF U.S. DOLLARS)

receiving securities from the counterparty. If the counterparty fails to deliver the securities (and does not return the collateral) Global will incur a loss.

From time to time, Global may have concentrations with counterparties. As of December 31, 2015, exclusive of transactions with the Master Fund discussed in Note 8, Global had two counterparties that each held collateral in excess of 10% of *Receivables for securities borrowed*, for a total of $126,816. Global had one counterparty that posted collateral in excess of 10% of *Payable for securities loaned*, for a total of $85,528.

7. Commitments and Contingencies

In the normal course of business, Global may enter into contracts that provide general indemnifications and contain a variety of representations and warranties. Global's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against Global but have not yet occurred. However, Global expects the risk of material loss to be remote.

8. Related-Party Transactions

In the normal course of business, Global may enter into securities borrowed and loaned transactions with the Master Fund. At December 31, 2015, Global had posted collateral in the amount of $149,360 under securities borrowed transactions and held collateral in the amount of $223,561 under securities loaned transactions. In addition, *Rebate fee income* included $1,819 and *Rebate fee expense* included $374 in relation to transactions with the Master Fund. *Rebate fees receivable* included $249 due from the Master Fund and *Rebate fees payable* included $14 owed to the Master Fund at December 31, 2015.

The Manager provides certain facilities, resources, and services to Global. In connection with such facilities, resources, and services, Global has a reimbursement agreement whereby Global reimburses the Manager for such expenses related to the portfolio finance services provided by Global and its personnel. Expenses covered under this agreement, including compensation and other expenses related to employees of the Manager that work primarily in providing such services, are payable to the Manager on a monthly basis and are classified as *Expense reimbursements* on the Statement of Operations and *Payable to affiliates* on the Statement of Financial Condition.

9. Subsequent Events

The General Partner has performed an evaluation of subsequent events through February 26, 2016, the date of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2015.

SCHEDULE I

HBK GLOBAL SECURITIES L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net capital		
Total partners' capital		$ 105,546
Deduct partners' capital not allowable for net capital		-
Total partners' capital qualified for net capital		105,546
Add:		
Subordinated liabilities allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		105,546
Deductions and/or charges:		
Nonallowable assets:		
Unsecured securities borrowed	-	
Dividends and interest receivable	249	
Other assets	81	
Total nonallowable assets	330	
Other deductions and/or charges	42	372
Net capital before haircuts on securities positions (tentative net capital)		105,174
Haircuts on securities		1,809
Net capital		$ 103,365
Minimum net capital requirement		$ 250
Excess net capital		$ 103,115

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 31, 2015; therefore, no reconciliation is necessary.

HBK GLOBAL SECURITIES L.P.
(A Delaware Limited Partnership)

Financial Statements
For the Year Ended December 31, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Management of HBK Global Securities L.P.:

We have reviewed HBK Global Securities L.P.'s (the "Company")'s assertions, included in the accompanying HBK Global Securities L.P.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

HBK Global Securities L.P.'s
Exemption Report

HBK Global Securities L.P. ("Global") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, Global states the following:

1. Global claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (2)(i).

2. Global met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the period January 1, 2015, to December 31, 2015, without exception.

HBK Global Securities L.P.

h b k

I, Richard Burkhardt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Richard H. Burkhardt

Financial and Operations Principal
(Title)

2.26.16
(Date)

HBK Global Securities L.P.
2101 Cedar Springs Road, Suite 700
Dallas, Texas 75201
214-758-6100

pwc

Report of Independent Accountants

To the Management of HBK Global Securities L.P.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") of HBK Global Securities L.P. for the year ended December 31, 2015, which were agreed to by HBK Global Securities L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating HBK Global Securities L.P.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for HBK Global Securities L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on lines 2B and 2F on page 1 of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. Wire transfer reference number 0080952284 in the amount of $5,669 was made on July 29, 2015, as agreed to the July 2015 bank account statement provided by Meredith Gunderson, HBK Fund Accountant. No differences were noted.
   b. Wire transfer reference number FTJ1602260517966 in the amount of $6,852 was made on February 26, 2016, as agreed to the bank Audit Trail Report provided by Meredith Gunderson, HBK Fund Accountant. No differences were noted.

2. Compared the total revenue amounts reported on the audited Form X-17A-5 Statement of Operations for the year ended December 31, 2015 to the total revenue amount of $10,247,586 reported on page 2, line 2a of Form SIPC-7 for the year ended December 31, 2015. A difference of $2 was noted.

3. Compared any adjustments reported on page 2, lines 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 9(i), total interest and dividend expense, of $5,239,225, to the trial balance detail of account 550001550 for the year ended December 31, 2015, provided by Meredith Gunderson, HBK Fund Accountant, which agreed to the audited Form X-17A-5 Statement of Operations for the year ended December 31, 2015. A difference of $1 was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues of $5,008,361 on line 2d on page 2 of the Form SIPC-7, and the General Assessment @ .0025 of $12,521 on line 2e on page 2 of the Form SIPC-7. No differences were noted.

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

pwc

b. Recalculated the mathematical accuracy of total revenues reported on the Statement of Operations of the audited Form X-17A-5 for the year ended December 31, 2015.

c. Compared the total interest and dividend expense on line 9(i) of $5,239,225 to the total rebate fee expense reported on the audited Statement of Operations filed in the Form X-17A-5. A difference of $1 was noted.

d. Recalculated the mathematical accuracy of the deduction on line 9(ii) on page 2 of the Form SIPC-7, 40% of margin interest earned on customers' securities accounts of $0, by obtaining margin interest income of $0 per the trial balance for the year ended December 31, 2015, provided by Meredith Gunderson, HBK Fund Accountant, which agreed to the audited Statement of Operations, filed in the Form X-17A-5, and multiplying by 40%. No differences were noted.

e. Recalculated the sum of total additions of $0 and total deductions of $5,239,225 reported on page 2 of the Form SIPC-7. No differences were noted.

f. Recalculated the sum of the total payments of $5,669 made on line 2B of page 1 of the Form SIPC-7 by adding all of the payments made in 2015. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of HBK Global Securities L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

Mail Processing Section FEB Washington

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2719*********************MIXED AADC 220
065316 FINRA DEC
HBK GLOBAL SECURITIES LP
2101 CEDAR SPRINGS RD STE 700
DALLAS TX 75201-1504

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 12,521
   B. Less payment made with SIPC-6 filed (exclude interest) (5,669)
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 6,852
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 6,852
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 6,852
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HBK Global Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 26 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,247,586
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,239,225	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	5,239,225
Total deductions	5,239,225
2d. SIPC Net Operating Revenues	$ 5,008,361
2e. General Assessment @ .0025	$ 12,521

(to page 1, line 2.A.)

February 26, 2016

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

SEC Headquarters
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

Please find enclosed two copies of the certified annual report for HBK Global Securities L.P. (SEC# 8-65316; CRD# 120579) in accordance with SEC Rule 17a-5(d)(1)(i).

Should you have any questions, please contact me at (214) 758-6347.

Sincerely,

h b k

Richard A Burkhardt

Richard Burkhardt
Financial and Operations Principal
HBK Global Securities L.P.

HBK Global Securities L.P.
2101 Cedar Springs Road, Suite 700
Dallas, Texas 75201
214-758-6100